UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

JC

02020266

NO ACT
P.E 12-20-01
1-09924

February 17, 2002

Act 1934
Section
Rule 14A-8
Public Availability 2/17/2002

Michael A. Ross
Deputy General Counsel
Citigroup, Inc.
399 Park avenue
New York, NY 10043

Re: Citigroup, Inc.
Incoming letter dated December 20, 2001

Dear Mr. Ross:

This is in response to your letter dated December 20, 2001 concerning the shareholder proposal submitted to Citigroup by the United Food & Commercial Workers Pension Plan for Employees. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Harold A. Forman
Director
UFCW Research Office
1775 K Street NW
Washington, DC 20006

Michael A. Ross
Deputy General Counsel

Citigroup Inc.
399 Park Avenue
New York, NY 10043

Tel 212 559 9788
Fax 212 793 0072
michael.ross@citicorp.com

December 20, 2001

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Stockholder Proposal to Citigroup Inc. of The United Food & Commercial Workers Pension Plan for Employees**

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by The United Food & Commercial Workers Pension Plan for Employees for inclusion in the proxy to be furnished to stockholders by Citigroup in connection with its annual meeting of stockholders to be held on April 16, 2002. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rules 14a-8(f), promulgated under the Act.

Rule 14a-8(f) under the Act provides that a registrant may omit a shareholder proposal from a company's proxy statement and form of proxy if it has notified a proponent of any procedural or eligibility deficiencies with the proposal within 14 days of receipt of the proposal and the proponent has failed to correct any such deficiencies within 14 days of receipt of the company's notification.

By copy of this letter and the enclosed material, Citigroup Inc. is notifying The United Food & Commercial Workers Pension Plan for Employees of its intention to omit their proposal from its proxy statement and form of proxy. Citigroup Inc. currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission on or about March 12, 2002.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at 212 559 9788 or Shelley J. Dropkin at 212 793 7396.

Very truly yours,

Michael A. Ross
Deputy General Counsel

Enclosures

cc: The United Food & Commercial Workers
Pension Plan for Employees

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposal and supporting statement (the "Proposal," a copy of which is annexed hereto as Exhibit A), submitted by The United Food & Commercial Workers Pension Plan for Employees ("the Proponent") for inclusion in its proxy statement and form of proxy (together, the "2002 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 16, 2002.

It is Citigroup's belief that the Proposal may be omitted pursuant to Rule 14a-8(f). Under Rule 14a-8(f), a proposal may be omitted if, in response to a company's request, the proponent fails to submit documentation demonstrating proof of ownership of at least $2,000 or 1% of the company's shares within 14 days of receipt of the request.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(f) BECAUSE THE PROPONENT HAS NOT COMPLIED WITH THE ELIGIBILITY REQUIREMENTS IN A TIMELY MANNER UNDER RULE 14a-8(f)

The Proponent submitted the Proposal via facsimile to the Company on November 15, 2001. By letter dated November 16, 2001, sent via UPS and received by the Proponent on November 19, 2001 (Exhibit B), the Company requested that the Proponent submit the required proof of ownership of the Company's stock within 14 days of receipt of that letter. The Proponent's response to the Company's request, received by facsimile on December 4, 2001 (Exhibit C), was not timely, and therefore, the Proposal may be omitted under Rule 14a-8(f).

Rule 14a-8(f)(1) states in relevant part, "Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification." As described above, the Company complied with Rule 14a-8(f) by providing notice to the Proponent within 14 days of receipt of the Proposal, but the Proponent did not respond to that notice in a timely manner. The Staff of the Division of Corporate Finance ("Staff") of the Securities and Exchange Commission ("Commission") has previously declined to recommend enforcement action against companies that omitted proposals under Rule 14a-8(f) for the failure of stockholder proponents to meet the eligibility requirements, including timeliness, under Rule 14a-8(f). See, e.g., The Walt Disney Company (Oct. 29, 1998) (failure to respond in a timely manner to request for proof of ownership).

CONCLUSION

Citigroup submits that the Proposal may be omitted under Rule 14a-8(f) because of the Proponent's failure to respond to Citigroup's request for proof of ownership in a timely manner, in accordance with the rules and regulations of the Commission.

EXHIBIT A

RESOLVED, that the shareholders of Citigroup Inc. ("Citigroup" or the "Company") urge the Board of Directors to adopt a policy that some portion of future stock option grants to senior executives shall be performance-based. Performance-based stock options are defined as 1) indexed options, whose exercise price is linked to an industry index, 2) premium-priced stock options, whose exercise price is above the market price on the grant date; or 3) performance-vesting options, which vest when the market price of the stock exceeds a specific target

SUPPORTING STATEMENT

As Company shareholders, we support compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve long-term shareholder value We believe that the Company's current policies are deficient in that respect

In the last three years, CEO Sanford Weill was granted new options to purchase 2,150,000 shares of Citigroup stock, and received "reload" options on 30,507,452 shares All of these options were standard options; that is, options whose exercise price was the market price on the grant date and whose vesting depends on the time since the grant date.

Large grants such as the ones received by Mr Weill have the effect of conferring substantial compensation on an executive even if the market price of the underlying stock increases by a small amount, simply because of the large number of options involved As a result, stock options awarded under these conditions do not, we think, appropriately tie compensation to company performance

Standard stock options give windfalls to executives who are lucky enough to hold them during a bull market, and penalize executives who hold them during a bear market. Investors and market observers including Warren Buffett, Alan Greenspan and Al Rappaport criticize standard options on the ground that they inappropriately reward mediocre or poor performance— Buffet has stated that standard stock option plans are "really a royalty on the passage of time"— and all three favor the use of indexed options.

Standard stock options may also be more expensive than performance-based options. Two Georgetown University professors have estimated that for the top 100 NYSE-listed firms, a grant of an at-the-money option with a five-year maturity would be on average 41% more expensive than necessary to reward the same amount of relative CEO performance Angel & McCabe, "Market-Adjusted Options for Executive Compensation," Oct. 28, 1997.

Performance-based options tie compensation more closely to company — rather than stock market—performance. Premium-priced and performance-vesting options encourage senior executives to set and meet ambitious but realistic performance targets Indexed options may have the added benefit of discouraging repricing in the event of an industry downturn.

Companies such as Capital One, Mattel, Union Pacific, RCN Corp and Level 3 Communications have adopted performance-based plans. According to Level 3's 1999 proxy statement, the company's "outperform stock option" program "aligns directly management's and stockholders' interests by basing stock option value on Level 3's ability to outperform the market."

For these reasons we urge shareholders to vote FOR this proposal citigroup

EXHIBIT B

Citigroup Inc.
425 Park Avenue
New York, NY 10043

November 16, 2001

Mr. Harold A. Forman, Director
UCFW Research Office
1775 K Street, N.W.
Washington, DC 20006

Dear Mr. Forman:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup stockholders at the Annual Meeting in April 2002. Please note that you are required to provide Citigroup with a written statement from the record holder of your securities (usually a bank or a broker) that you have held Citigroup stock continuously for at least one year as of the date you submitted your proposal. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,

Shelley J. Dropkin
Assistant Secretary

UPS Next Day Air®
UPS Worldwide Express
Shipping Document

See instructions on back. Call 1-800-PICK-UPS (800-742-5877) for additional information.

TRACKING NUMBER: 1Z 50E 884 22 1003 060 2

1 SHIPMENT FROM

SHIPPER'S UPS ACCOUNT NO.: UPS ACCOUNT NO. 50E884

REFERENCE NUMBER

NAME: Shelley J. Dropkin | TELEPHONE: 212 793-7396

COMPANY: CITIGROUP CORPORATE LAW

STREET ADDRESS: 425 PARK AVE FLR 2

CITY AND STATE: NEW YORK NY | ZIP CODE: 10022-3506

2 EXTREMELY URGENT DELIVERY TO

NAME: MR. Harold A. Forman, Director | TELEPHONE

COMPANY: UCFW Research office

STREET ADDRESS: 1775 K Street N.W. | DEPT./FLOOR

CITY AND STATE (INCLUDE COUNTRY IF INTERNATIONAL): WAShington DC | ZIP CODE: 20006

3 WEIGHT — WEIGHT (ENTER "LTR" IF LETTER): LTR | DIMENSIONAL WEIGHT If Applicable

SHIPPER'S COPY

		CHARGES
4 TYPE OF SERVICE	[X] NEXT DAY AIR [ ] WORLDWIDE EXPRESS (INTERNATIONAL)	
	FOR WORLDWIDE EXPRESS SHIPMENTS Mark an "X" in this box if shipment only contains documents of no commercial value. [ ] DOCUMENTS ONLY	$
5 OPTIONAL SERVICES	[ ] SATURDAY PICKUP See instructions. [ ] SATURDAY DELIVERY See instructions.	$
	[ ] DECLARED VALUE Contents are automatically protected up to $100. For declared value over $100, see instructions. $ AMOUNT	$
	[ ] C.O.D. If C.O.D., enter amount to be collected and attach completed UPS C.O.D. tag to package. $ AMOUNT	$
6 ADDITIONAL HANDLING CHARGE	[ ] An Additional Handling Charge applies for certain items. See Instructions.	$
TOTAL CHARGES		$
7 METHOD OF PAYMENT	BILL SHIPPER [X] BILL RECEIVER [ ] BILL THIRD PARTY [ ] (NEXT DAY AIR ONLY; RECORD ACCOUNT NO. IN SECTION 8) CREDIT CARD [ ] American Express Diner's Club MasterCard Visa	CHECK [ ]

8 RECEIVER'S / THIRD PARTY'S UPS ACCT. NO. OR MAJOR CREDIT CARD NO. | EXPIRATION DATE /

THIRD PARTY'S COMPANY NAME

STREET ADDRESS

CITY AND STATE | ZIP CODE

The shipper authorizes UPS to act as forwarding agent for export control and customs purposes. The shipper certifies that these commodities, technology or software were exported from the United States in accordance with the Export Administration Regulations. Diversion contrary to U.S. law is prohibited.

9 SHIPPER'S SIGNATURE X R. Fgn

DATE OF SHIPMENT / /

0101911202609 2/99 W

Unless a greater value is declared in writing on this receipt, the shipper hereby declares and agrees that the released value of each package covered by this receipt is $100, which is a reasonable value under the circumstances surrounding the transportation. The rules relating to liability established by the Warsaw Convention and any amendments thereto shall apply to the international carriage of any shipment hereunder insofar as the same is governed thereby. In addition, the maximum value of declared value per package is $50,000 and the maximum carrier liability per package is $50,000. Claims not made to the carrier within 9 months of the scheduled delivery date are waived. The carrier shall not be liable for any special, incidental, or consequential damages. The entry of a C.O.D. amount is not a declaration of value. Customer's check accepted at shipper's risk unless otherwise noted on C.O.D. tag.

EXHIBIT C

UFCW FAX MESSAGE
Field Services Department

To: Shelley Dropkin, Assistant Secretary

Telephone number:

Destination fax number: 212-793-9700

Number of pages: 3, including cover page.

PLEASE EXPEDITE DELIVERY UPON RECEIPT

Message: Attached is a written ownership statement of Citigroup securities. I trust this satisfies the necessary requirements. Please contact me if you have any questions.

From: Iain Gold

UFCW telephone: 202-223-3111, ext. 1527

UFCW Field Services Dept fax: 202-466-1587

Transmitted by:
Ext. ______ *Date:* December 4 2001 *Time:* ______

United Food and Commercial Workers International Union
Field Services Department
1775 K Street, N.W.
Washington DC 20006

Comerica

FACSIMILE TRANSMISSION

DATE: November 28, 2001

TO:		FROM:
Name:	Joann Barkley	Name: Bob Hill
Location:	UFCW International	Location: Master Trust/Support Serv.
Facsimile No.:	202-466-1562	Facsimile No.: (313) 222-7041
Telephone #:	202-466-1516	Telephone #: (813) 222-9892

COMMENTS

Verification of ownership for at least one year of Citigroup Inc (CUSIP 172967101) in the following UFCW International Pension accounts:

02 01 100 0681701	Miller Anderson	24,220 shares
02 01 100 0681840	Sanford Bernstein	17,600 shares
	Total	41,820 shares

1 Number of pages including this sheet.

Citigroup Inc.
425 Park Avenue
New York, NY 10043

RECEIVED NOV 19 2001 RESEARCH OFFICE

November 16, 2001

Mr. Harold A. Forman, Director
UCFW Research Office
1775 K Street, N.W.
Washington, DC 20006

Dear Mr. Forman:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup stockholders at the Annual Meeting in April 2002. Please note that you are required to provide Citigroup with a written statement from the record holder of your securities (usually a bank or a broker) that you have held Citigroup stock continuously for at least one year as of the date you submitted your proposal. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,

Shelley J. Dropkin
Assistant Secretary

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 17, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup, Inc.
Incoming letter dated December 20, 2001

The proposal relates to the grant of stock options to senior executives.

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Citigroup's request, documentary support indicating that it has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor